EXHIBIT 99.1

Caledonia Mining Corporation Plc: Results for the Quarter ended June 30, 2021

ST HELIER, Jersey, Aug. 12, 2021 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL) ("Caledonia" or the "Company") announces its operating and financial results for the quarter and the six months ended June 30, 2021 (the "Quarter" and "First Half" respectively). Further information on the financial and operating results for the Quarter and First Half can be found in the management discussion and analysis ("MD&A") and the un-audited financial statements which are available on the Company's website, and which have been filed on SEDAR.

 Financial Highlights for the Quarter

  Gross revenues of $30.0 million, a 31 per cent increase on the $22.9 million achieved in the second quarter of 2020 ("Q2 2020").

  Gross profit of $13.9 million, a 51 per cent increase on the $9.2 million in Q2 2020.

  EBITDA (excluding asset impairments, net foreign exchange gains and losses and export incentives) of $14.0 million, a 103 per cent increase on the $6.9 million in Q2 2020.

  On-mine cost of $715 per ounce (Q2 2020, $811 per ounce).

  All-in sustaining cost (“AISC”)1 excluding export incentives of $933 per ounce (Q2 2020, $1,075 per ounce).

  Basic IFRS earnings per share ("EPS") of 21.1 cents (Q2 2020, 43.1 cents).

  Adjusted EPS of 62.6 cents (Q2 2020, 36.8 cents).

  Net cash from operating activities of $12.7 million (Q2 2020, $4.0 million).

  Net cash and cash equivalents of $16.7 million (Q2 2020, $11.6 million).

  Total dividend paid in the Quarter of 12 cents per share in April; a further dividend at the increased rate of 13 cents per share was paid in July.

 Operating Highlights

  16,710 ounces of gold produced in the Quarter, 24 per cent higher than the 13,499 ounces produced in Q2 2020 and a new production record for a second quarter.

  29,907 ounces produced in the First Half, eight per cent higher than the 27,732 ounces produced in the first half of 2020.

  Over 165,000 tonnes of ore were mined and milled in the Quarter which is a new production record for any quarter and reflects the contribution of the Central Shaft which was commissioned at the end of March 2021 and the build-up towards the target of 80,000 ounces per annum from 2022 onwards2.

Outlook

  Production in July was 5,995 ounces, which is a further increase in average monthly production and demonstrates that Blanket is on-track to achieve its production guidance of 61,000 – 67,000 ounces for 2021.

  On-mine cost guidance for 2021 is in the range of $740 to $815 per ounce; guidance for AISC is $985 to $1,080 per ounce.

  Further to the Company’s announcement on 11 December 2020 that it had acquired an option over the Glen Hume property, Caledonia has decided not to exercise this option over the Glen Hume property due to disappointing exploration results. Caledonia will conduct exploration at Connemara North, the other optioned property in Zimbabwe as announced on 17 December 2020. Caledonia will consider further investment opportunities in Zimbabwe and elsewhere.

Caledonia will host an online presentation and Q&A session open to all investors on 12 of August 2021 at 16:30 GMT (17:30 British Summer Time; 13.30 New York; 18:30 European)

The Zoom details for this call are set out below:

Details:

Please click the link below to join the webinar:
https://caledoniamining.zoom.us/j/92437639930?pwd=QnhuRE5FTDZYUWl0a05nSmFRREt0dz09
Passcode: 717117

Or Telephone:
Dial (for higher quality, dial a number based on your current location):
US: +1 312 626 6799 or +1 346 248 7799 or +1 646 558 8656 or +1 669 900 9128 or +1 253 215 8782 or +1 301 715 8592
Webinar ID: 924 3763 9930
Passcode: 717117

International numbers available: https://caledoniamining.zoom.us/u/adZFCW31rd

Commenting on the announcement, Steve Curtis, Chief Executive Officer, said:

“Over 165,000 tonnes were milled in the Quarter which is a new record for Blanket and reflects the contribution of Central Shaft which is now operational.

“Higher production, lower costs and a higher gold price resulted in a significant increase in the underlying profitability of our business with gross profit increasing by 51 per cent compared to the comparable quarter in 2020. Net profit was adversely affected by the impairment of the Glen Hume exploration asset following the Board’s decision not to proceed further with this project because the property does not meet Caledonia’s strategic requirements in terms of size, grade and width. EBITDA, excluding foreign exchange gains and losses, export incentives and asset impairments, increased over 100 per cent from $6.9 million in Q2 2020 to $14.0 million in the Quarter.

“The increased production meant that cash generated by operations was almost $15.0 million for the Quarter, compared to $2.5 million in the preceding quarter and $5.4 million in the comparable quarter.

“Excellent production was achieved without compromising on safety. During the Quarter Blanket passed the milestone of achieving two million fatality-free shifts.

“Production in July was slightly less than 6,000 ounces of gold, which demonstrates that Blanket continues to ramp-up production towards the target rate of 6,700 ounces per month that is required to achieve the production target of 80,000 ounces per annum from 2022.

"Although COVID-19 had no discernible effect on production in the Quarter, management has re-introduced strict access controls to the mine and the mine village to limit the rate of transmission of the virus. Blanket is also in the process of vaccinating its workforce and their families.

“The solar project, which is expected to provide approximately 27 per cent of Blanket’s average daily electricity usage is now in the procurement phase and project completion is expected in April 2022.

“In April, the Company paid a further increased quarterly dividend of 12 cents per share, then in July declared a quarterly dividend of 13 cents per share, paid at the end of July. This was the sixth increased quarterly dividend and an 89 per cent increase from 6.875 cents paid in October 2019.

“This has been a strong Quarter and these results have left us well placed to achieve our guidance of between 61,000-67,000 ounces for the year. Our immediate strategic focus continues to be to increase production to 80,000 ounces in 2022, while undertaking further exploration and development with the objective of extending the life of mine beyond 2034 thereby safeguarding and enhancing Blanket’s long-term future. Caledonia will also evaluate further investment opportunities in Zimbabwe and elsewhere.”

____________________
1 Non-IFRS measures such as “On-mine cost per ounce”, “All-in sustaining cost per ounce” and “adjusted EPS” are used throughout this document. Refer to section 10 of the MD&A for a discussion of non-IFRS measures.

2 Refer to the technical report entitled “Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” dated May 17, 2021 prepared by Minxcon (Pty) Ltd and filed by the Company on SEDAR on May 26, 2021. Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, is the Company's qualified person as defined by Canada's National Instrument 43-101 and has approved any scientific or technical information contained in this news release.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793

WH Ireland Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Condensed Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income
($’000’s)	3 months ended June 30		6 months ended June 30
	2020	2021	2020	2021
Revenue	22,913	29,977	46,515	55,697
Royalty	(1,146)	(1,503)	(2,328)	(2,792)
Production costs	(11,451)	(12,362)	(22,138)	(25,219)
Depreciation	(1,141)	(2,199)	(2,314)	(3,392)
Gross profit	9,175	13,913	19,735	24,294
Other income	2,791	7	4,709	30
Other expenses	(1,314)	(3,883)	(1,522)	(4,141)
Administrative expenses	(1,275)	(1,745)	(2,822)	(3,355)
Net foreign exchange gain (loss)	1,486	(345)	3,709	(72)
Cash-settled share-based payment	(762)	(31)	(946)	(183)
Fair value losses on derivative assets	(113)	7	(148)	(107)
Results from operating activities	9,988	7,923	22,715	16,466
Net finance costs	(129)	(223)	(267)	(341)
Profit before tax	9,859	7,700	22,448	16,125
Tax expense	(3,507)	(3,893)	(6,417)	(6,895)
Profit for the period	6,352	3,807	16,031	9,230

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	293	383	(1,058)	181
Profit attributable to:	6,645	4,190	14,973	9,411
Shareholders of the Company	5,134	2,694	13,374	7,244
Non-controlling interests	1,218	1,113	2,657	1,986
Profit for the period	6,352	3,807	16,031	9,230
Total comprehensive income attributable to:
Shareholders of the Company	5,427	3,077	12,316	7,425
Non-controlling interest	1,218	1,113	2,657	1,986
Total comprehensive income for the period	6,645	4,190	14,973	9,411
Earnings per share (cents)
Basic	43.1	21.1	114.3	58.4
Diluted	43.0	21.1	114.1	58.4
Adjusted earnings per share (cents)
Basic	36.8	62.6	93.5	114.2
Dividends declared per share (cents)	16.0	12.0	23.5	23.0

Summarised Consolidated Statements of Financial Position (unaudited)
($’000’s)	As at	Dec 31	Jun 30
		2020	2021
Total non-current assets		133,334	140,925
Inventories		16,798	15,625
Prepayments		1,974	4,827
Trade and other receivables		4,962	9,306
Income tax receivable		76	179
Cash and cash equivalents		19,092	16,669
Derivative financial assets		1,184	-
Assets held for sale		500	500
Total assets		177,920	188,031
Total non-current liabilities		9,913	11,781
Loans and borrowings – short term portion		408	178
Lease liabilities – short term portion		61	104
Trade and other payables		8,664	8,968
Income taxes payable		495	1,497
Cash-settled share-based payment - short term portion		336	1,555
Total liabilities		19,877	24,083
Total equity		158,043	163,948
Total equity and liabilities		177,920	188,039

Condensed Consolidated Statement of Cash Flows (unaudited) ($’000’s)
	3 months ended June 30		6 months ended June 30
	2020	2021	2020	2021
Cash flows from operating activities
Cash generated from operations	5,413	14,987	16,371	17,537
Net interest paid	(123)	(124)	(263)	(247)
Tax paid	(1,315)	(2,134)	(2,034)	(2,598)
Net cash from operating activities	3,975	12,729	14,074	14,692

Cash flows used in investing activities
Acquisition of property, plant and equipment	(3,228)	(7,425)	(7,921)	(13,769)
Acquisition of exploration and evaluation assets	-	(784)		(974)
(Acquisition)/Realisation of Gold ETF	(1,058)	1,083	(1,058)	1,083
Proceeds from disposal of subsidiary	-	-	900	340
Net cash used in investing activities	(4,286)	(7,126)	(8,079)	(13,320)

Cash flows from financing activities
Dividends paid	(1,012)	(1,814)	(1,981)	(3,506)
Repayment of term loan facility	-	(102)	-	(206)
Payment of lease liabilities	(32)	(33)	(57)	(65)
Receipt from share options exercised	30	-	30	-
Net cash used in financing activities	(1,014)	(1,949)	(2,008)	(3,777)

Net (decrease)/increase in cash and cash equivalents	(1,325)	3,654	3,987	(2,404)
Effect of exchange rate fluctuations on cash held	(861)	(12)	(1,241)	(18)
Net cash and cash equivalents at beginning of the period	13,825	13,027	8,893	19,092
Net cash and cash equivalents at end of the period	11,639	16,669	11,639	16,669